Filed pursuant to Rule 497(a)
File No. 333-257605
Rule 482ad



“The venture capital business is a 100% game of outliers- it’s extreme exceptions.”
Marc Andreessen

sweater_vc • Following



sweater_vc From VC King Marc Andreessen. We’re here to level the playing field so more people can invest in and identify these outliers. #venturecapital #quotes #marcandreessen #gains #outliers

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund’s securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully







state where the offer or sale is not permitted. Investors should carefully
consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.


VC investing being limited to accredited investors only.
sweater
THE VC FUND FOR EVERYONE.

sweater_vc • Following

sweater_vc Unaccredited investors have demanded access. Sweater is going to give it to them. Join the waitlist to learn more at www.sweaterventures.com

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.



sweater_vc   •••

---

sweater_vc Coming soon.
#Sweaterontheway
#meetourbundleofjoy 👶🍼
Join the waitlist now at
www.sweaterventures.com for full
launch details.

The information in this presentation
and the prospectus of Sweater
Cashmere Fund is not complete and
may be changed. We may not sell the
Fund's securities until the registration
statement filed with the Securities and
Exchange Commission is effective. This
presentation is not an offer to sell
these securities and is not soliciting an
offer to buy these securities in any
state where the offer or sale is not
permitted. Investors should carefully
consider the investment objectives,
risks, charges and expenses of the
Fund before investing. The prospectus
contains this and other information
about the Fund and can be obtained by
calling tel:18885777987 or emailing
mailto:support@sweaterventures.com
and should be read carefully before
investing. All investing involves risks,
and past performance is no guarantee
of future results.







I'm a VC.
sweater
THE VENTURE FUND FOR EVERYONE.

sweater_vc • **Following** ...

sweater_vc With everyday investors making up 25% of the investors in capital markets it was only a matter of time before the people wanted more. We are Sweater- the Venture Fund for Everyone, where anyone can be a VC. Join the waitlist to learn more at www.sweaterventures.com and jump for joy about becoming a Venture Capitalist.

The information in this video and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.



sweater_vc · Following



sweater_vc Join the waitlist to learn more at www.sweaterventures.com

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.

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THE RETAIL
INVESTOR
SLEEPING
GIANT
HAS BEEN
AWAKENED.
sweater

sweater_vc • Following

sweater_vc We demand access to exclusive assets and Venture Capital is next. Join the waitlist to stay up to date on all things Sweater, and be the first to know when you can join us in the venture capital revolution. www.sweaterventures.com

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.

AUG



 sweater_vc · Following   •••

 **sweater_vc** Venture Capital is no longer a club for the uber wealthy – it's our time to thread our portfolios with the companies we know will change the world. Sweater, the VC fund for the everyday investor is almost here. Join the waitlist to learn more.

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.

Major VC Investment Verticals

 Deep Tech

 SaaS

 Fintech

 Health and Wellness

 Future of Work

 Cleantech

❄ sweater



sweater_vc · Following



sweater_vc Here at Sweater we love to find great companies that consumers use in their day to day lives. These are just a few examples of the verticals we will be investing in. Join the waitlist to learn more at www.sweaterventures.com.







An Investment Team
in the Palm of Your Hand
Exclusive access to key updates from successful founders and executives.
Get a front row seat to the world of Venture.
Floyd Warren
$13,425
$13,425
Manage your portfolio.

sweater_vc • Following

sweater_vc Welcome to the exciting world of venture capital. Let Sweater be your guide to this previously unavailable asset class. Join the waitlist to learn more at www.sweaterventures.com

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.

"Ideas that most people derided as ridiculous have produced the best outcomes.
Don't do the obvious thing."

– Fred Wilson


sweater



 **sweater_vc** The biggest ideas sounded crazy at first... iPhones, the internet, crypto. But for all of those naysayers there were those who saw into the future, and shaped the world as we know it. Shape the future of venture investing with Sweater. Join the waitlist to learn more at www.sweaterventures.com.

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.











I'm a VC.
Edited
sweater
THE VENTURE FUND FOR EVERYONE.

sweater_vc • **Following**

sweater_vc We demand access... Meet Sweater, the VC Fund for everyone.

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.

Add a comment...

Post







Get in on the ground floor.
sweater

sweater_vc • Following •••

sweater_vc Join the waitlist to learn more...
www.sweaterventures.com

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.



We're serious about long-term investing.

 sweater_vc · Following · · ·

 **sweater_vc** Here at Sweater we are serious about long term investing. We like to refer to it as "Patient Investing".

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.



"It's waiting that helps you as an investor, and a lot of people can't stand to wait."

- Charlie Munger

⁂ sweater

 sweater_vc · Following   ···

 **sweater_vc** At Sweater we believe that building wealth takes time and long-term investing is worth the wait. Warren Buffett's right hand man seems to think so too.

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.







The Venture Fund for Everyone
sweater

sweater_vc • Following

sweater_vc Sweater was created for the everyday investor because we believe that everyone deserves access to Venture Capital. Join the waitlist to learn more at www.sweaterventures.com.

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.



sweater_vc · Following   ...

 **sweater_vc** Cashmere is no longer an out of reach luxury. The Sweater cashmere fund makes investing in venture capital open to everyday investors (all of us!). So go ahead and bundle up, join the waitlist to learn more at www.sweaterventures.com

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.







We invest in the future
sweater
THE FUTURE OF VENTURE INVESTING.

sweater_vc • Following

sweater_vc At Sweater we believe that the future will be shaped by the masses (all of us!). Sweater is here to make sure the future is bright for everyday investors. Discover the future of venture investing at www.sweaterventures.com.

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.







The VC fund for everyone.
sweater

sweater_vc • Following ...

sweater_vc We are Sweater, the VC fund for everyone. Join the waitlist today at www.sweaterventures.com to learn more and change venture forever. #fintech #venturecapital
venturecapital

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.







Every founder should be able to build their vision, and every person should be able to support the startups that create the next generation of influence and wealth.
sweater

sweater_vc • Following

sweater_vc At Sweater our vision is that every founder should be able to build their own vision, and everyone should be able to support the startups that create the next generation of influence and wealth. Join the waitlist to learn more at www.sweaterventures.com. #impact #investing #fintech #startups

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.





Take your seat at the VC table.
sweater
The VC fund for everyone.

sweater_vc • Following

Boulder, Colorado



sweater_vc We're leveling the playing field so everyone can get a spot at the VC table. #sweater #vc #venturefund #financeiscool

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.



sweater
Leave your footprint on the world and invest in startups like never before







sweater_vc • Following ...

sweater_vc Change is upon us. #vc #fintech #ipo

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.



Add a comment... Post





sweater_vc · Following
Boulder, Colorado



sweater_vc Join the waitlist to learn more. Link in bio. #sweater #fintech

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.



sweater_vc • Following   •••



sweater_vc This needs to change.
#investing #fintech

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.

   Add a comment…   Post

---

"The Financial System in the US is a rigged system and has been for a very long time. Only rich people can invest in startups. Many of these rules are designed to protect 'widows and orphans' but all they really do is make the rich richer and keep those without money out of the game."

— Fred Wilson, Union Square Ventures


❄ sweater



sweater
Meet our Co-Founders
Building the VC fund for everyone.







sweater_vc · **Following** ···

sweater_vc You may have heard of the concept of the North Star, it's the values that motivate and guide you. Meet our co-founders and find out their guiding north star values in business and in life. What are your north star values in business and in life?

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.

JUL



 sweater_vc • Following   **...**

 **sweater_vc** Join the waitlist to learn more.

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.






sweater_vc Today we are thrilled to announce Sweater Ventures LLC's $2.3m pre-seed financing round. We are excited for this early milestone on our journey.

"It's about leveling the playing field for people who want to be personally invested in the products that shape their everyday lives," said Sweater's CEO Jesse Randall. "With companies staying private longer, the growth opportunities are definitely in the private markets and retail investors [everyone] should have access."

This is why we created a VC fund that you can invest in. We believe everyone —not just millionaires and billionaires— should be able to generate wealth by investing in venture capital.

You can read more details here: https://www.newswire.com/news/sweater-raises-an-oversubscribed-pre-seed-round-of-2-3-million-to-21433304 The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.



You don't need a Patagonia Vest to be a part of Sweater.

 sweater_vc · Following ···

 **sweater_vc** PSA: We know it's the midtown uniform, but your #patagucci fit won't keep you warm at night. Join the waitlist at www.sweaterventures.com to learn more. #sweaterweather

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.


FAQ
Frequently Asked Questions
How does Sweater Work?
We pool your money and professionally invest in emerging technology and product companies poised for growth. We aim to always invest alongside other experienced venture funds.
sweater

sweater_vc • Following

sweater_vc Venture investing made easy. Join the waitlist to learn more. #FAQ #fintech

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.







WHAT IF I TOLD YOU
THAT EVERYDAY INVESTORS CAN NOW INVEST IN VC.
sweater

sweater_vc • **Following**
The Matrix

...

sweater_vc Choose your investing strategy wisely. Join the waitlist at www.sweaterventures.com to learn more.

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.







VCs not letting everyday investors into Venture deals.
THATS A NO FROM ME DAWG
sweater
SWEATER X @WALLSTBETS

sweater_vc · **Following**
American Idol Auditions

sweater_vc The people have spoken and demand access. Join the waitlist for more information at www.sweaterventures.com

The information in this presentation and the prospectus of Sweater Cashmere Fund is not complete and may be changed. We may not sell the Fund's securities until the registration statement filed with the Securities and Exchange Commission is effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other information about the Fund and can be obtained by calling tel:18885777987 or emailing mailto:support@sweaterventures.com and should be read carefully before investing. All investing involves risks, and past performance is no guarantee of future results.